NETSAVE, INC.

CONSOLIDATED FINANCIAL STATEMENT FOR THE PERIOD ENDED

DECEMBER 31, 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

Prepared by Renisha Lane, CPA

TABLE OF CONTENTS

Renisha Lane, CPA
28475 Greenfield Road
Suite 113 PB 1317
Southfield, MI 48076
248-905-1854
Rlane422@gmail.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

I have reviewed the accompanying consolidated financial statements of Netsave, Inc., which comprise the consolidated balance sheet as of December 31, 2021, and the related consolidated statements of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

The Owner is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

I am required to be independent of Netsave, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Renisha Lane, CPA
Southfield, MI
April 21, 2023

NETSAVE, INC.
Consolidated Balance Sheet
December 31, 2021

ASSETS

CURRENT ASSETS		
Cash & Equivalents		(3,649)
FIXED ASSETS		
Office Equipment (Net)		3,300
Internally Developed Software		597,964
TOTAL ASSETS	**$**	**597,615**

LIABILITIES & SHAREHOLDER'S EQUITY

LONG-TERM LIABILITIES		
Founder Convertible Notes		564,599
TOTAL LIABILITIES		564,599
SHAREHOLDERS' EQUITY		
Common Stock: 75,000,000 Shares Authorized & Issued; Sh/Val: $0.00001		750
Preferred Stock: 25,000,000 Shares Authorized; 0 issued; Sh/Val:$0.00001		-
SAFE Notes		85,000
Net Losses		(52,734)
TOTOL SHAREHOLDERS' EQUITY		33,016
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**$**	**597,615**

See independent accountant's review report and accompanying notes to financial statements

NETSAVE, INC.
Consolidated Statement of Income
December 31, 2021

REVENUES		
COST OF GOODS SOLD		0
GROSS PROFIT		**0**
OPERATING EXPENSES		
General & Administrative Expenses		7,078
Rent & Lease		44,955
TOTAL OPERATING EXPENSES		52,034
NET OPERATING LOSS		**(52,034)**
NON-OPERATING EXPENSES		
Depreciation		700
TOTAL NON-OPERATING EXPENSES		700
NET LOSS	**$**	**(52,734)**

See independent accountant's review report and accompanying notes to financial statements

NETSAVE, INC.
Consolidated Statement of Equity
December 31, 2021

	Common Stock		Preferred Stock		SAFE Notes				
	Shares	Amount	Shares	Amount	Amount	Accumulated Deficit	Net Loss for the year		Total
BEGINNING BALANCE, JANUARY 1, 2021	-	-	-	-	-				
Contributions	75,000,000	750	25,000,000	-	-				**750**
Investments	-	-	-	-	85,000				**85,000**
Net Losses							(52,734)		**(52,734)**
ENDING BALANCE, DECEMBER 31, 2021	**75,000,000**	**750**	**25,000,000**	**-**	**85,000**	**-**	**(52,734)**	**$**	**33,016**

See independent accountant's review report and accompanying notes to financial statements

NETSAVE, INC.
Consolidated Statement of Cash Flows
December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss		(52,734)
Depreciation on Office Equipment		700
CASH USED FOR OPERATING ACTIVITIES		(52,034)
CASH FLOW FROM INVESTING ACTIVITIES		
Increase in Fixed Asset - Office equipment		(4,000)
Increase in Intangible Asset - Software		(467,964)
CASH PROVIDED BY INVESTING ACTIVITIES		(471,964)
CASH FLOWS FROM FINANCING ACTIVITIES		
Founder Convertible Notes		435,349
SAFE Notes		85,000
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES		520,349
NET INCREASE (DECREASE) IN CASH		(3,649)
CASH AT BEGINNING OF YEAR		-
CASH AT END OF YEAR	**$**	**(3,649)**

See independent accountant's review report and accompanying notes to financial statements

Note 1- Organization

Netsave, Inc. ("Company") is a Delaware based developer of Netsave Mobile App, a social and hyperlocal e-commerce marketplace with the vision of creating a stronger, more sustainable, and safer global community where every neighborhood is empowered to thrive. Netsave is replicating the food delivery model in the hyperlocal e-commerce industry to create a hassle-free community where local sellers and buyers can create meaningful connections and trade local deals with peace of mind without the risks involved in local meetups with strangers.

Company originally started as Altophase Inc on June 8, 2020, during the startup pre-planning stage restructured to become Netsave Inc, effective April 15, 2021 (Date of inception). Company had a subsidiary & Affiliate named as Accord Insurance Agency LLC, which was terminated on December 31, 2021.

Company's fiscal year is December 31st.

Note 2 – Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. The carrying amount approximates fair value.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carry forwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues.

See independent accountant's review report.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for non-public entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

Note 3 Property and Equipment

Property and equipment consisted of the following at December 31, 2021:

Property and equipment at cost:

Office Equipment	$4,000
Less: Accumulated Depreciation	$ 700
Total Property and Equipment	**$3,300**

Note 4 Internal developed Software

Internal developed software costs related to software to be sold, leased, or otherwise marketed, developed internally, and is classified as an intangible asset. There is no amortization cost yet.

Note 5 Convertible Notes Payable

The convertible notes are issued to the founder of the company at an interest rate of 5% per annum, with maturity of 24 Months. No interest is recorded in the books.

Note 6 – Commitments and Contingencies

As at December 31, 2021 the Company does not have any major commitments and contingencies including any tax liability.

Note 7 – Subsequent events

Management has evaluated subsequent events through April 21, 2023, the date at which the financial statements became available for issuance. No events have occurred that would require adjustments to, or disclosure in, the financial statements.

See independent accountant's review report.